FOLEY & LARDNER LLP
ATTORNEYS AT LAW

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MILWAUKEE, WI 53202-5306
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	June 24, 2005	www.foley.com

WRITER’S DIRECT LINE
414.297.5640
jolson@foley.com EMAIL

Via Edgar And Overnight Mail		CLIENT/MATTER NUMBER 075105-0106

Mr. Mark Webb
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0408
Washington, DC 20549

Re:	First Business Financial Services, Inc. Amendment No. 1 to Registration Statement on Form 10 (File No. 000-51028)

Ladies and Gentlemen:

     On behalf of our client, First Business Financial Services, Inc., a Wisconsin corporation (the “Corporation”), enclosed please find a hard copy of Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form 10 File No. 000-51028 (the “Registration Statement”), which Amendment was filed today via EDGAR with the Commission. The hard copy is marked to show the changes between the Amendment and the Registration Statement as filed on April 28, 2005. In addition, set forth in this letter are the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter (the “Comment Letter”), dated June 3, 2005, with respect to the Registration Statement as filed on April 28, 2005. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type). Capitalized terms not otherwise defined herein shall have their respective meanings set forth in the Amendment or as used in the Comment Letter, as applicable. In addition, please find the written statement of the Company requested by the Staff in the Comment Letter.

Business

Recent Developments

     1. We refer to the letter dated May 6, 2005 from the Chief Executive Officer to the shareholders regarding the unaudited and unreviewed summary consolidated financial information for the first quarter of 2005 which appears in your website www.fbfinancial.com. Considering the first quarter of 2005 summary financial information has been published on your website, please revise the Form 10 as follows:

BOSTON	JACKSONVILLE	NEW YORK	SAN DIEGO/DEL MAR	TAMPA
BRUSSELS	LOS ANGELES	ORLANDO	SAN FRANCISCO	TOKYO
CHICAGO	MADISON	SACRAMENTO	SILICON VALLEY	WASHINGTON, D.C.
DETROIT	MILWAUKEE	SAN DIEGO	TALLAHASSEE	WEST PALM BEACH

Mr. Mark Webb
June 24, 2005

•	Include a “Recent Developments” section that discusses the reasons for the major changes in operating results, liquidity and cash flow of the Company for the three-months ended March 31, 2005; or

•	If the reviewed interim financial statements for the first quarter of 2005 are available publicly prior to the period the Form 10 becomes effective, the Form 10 should be updated to include this interim financial information. Management’s Discussion and Analysis and all related information in the filing should be updated accordingly.

     The Corporation’s reviewed interim financial statements for the first quarter of 2005 are available. The Amendment includes this information as well as an updated Management’s Discussion and Analysis and all related information as appropriate.

Regulation — page 16

     2. You discuss the regulatory requirements for the banks but do not include whether you meet them. For example, on page 17, you say that the “Banks’ deposits are insured up to applicable limits” but do not disclose under which category they are classified. Similarly, on page 18, you discuss the minimum total capital to risk-weighted assets required but never discuss your own percentage. Please revise this section to include your position with regard to each regulatory requirement.

     The Corporation has revised the referenced subsection on page 19 of the Amendment to add a cross reference to “Note 13 to the Consolidated Financial Statements – Stockholders’ Equity,” which discloses on page 89 that management believes that the Corporation and the Banks meet all applicable capital adequacy requirements.

Item 2, Financial Information — page 21

     3. We refer to the line item in the “Five-Year Summary” titled “Book Value per share at end of period, excluding effect of written option”. Considering this is a non-GAAP measure, please provide a footnote to the table to include the following information:

•	A reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure.

•	State how management uses this non-GAAP measure to evaluate its business.

•	Describe the economic substance behind management’s decision to use this measure

Mr. Mark Webb
June 24, 2005

•	Disclose the material limitations to using this non-GAAP measure as compared to the most directly comparable GAAP financial measure

•	State the substantive reasons why management believes the non-GAAP measure provides useful information to investors.

     The Corporation has revised the “Five Year Summary” on page 24 of the Amendment by removing the line titled “Book Value per share at end of period, excluding effect of written option.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview — page 23

     4. We refer to your response to Comment 7 regarding the exclusion of any references to prior policies regarding expedited approval of intercompany loan participations. In light of the fact that these policies were discontinued as a result of material charge-offs made in 2002 for $3.2 million, please disclose in this section the following:

•	Describe what specific prior policies were operating in 2002 that were designed to expedite the loan approval process of intercompany loan participations. Explain how they contributed or led to the charge-offs.

•	State what new policies or internal controls were established in July 2002 that are currently in place to provide reasonable assurance that similar charge-offs will not recur in the future.

•	As requested previously, describe the current approval process for intercompany loan participations.

          The Corporation has added three paragraphs to its discussion of “Allowance for Loan and Lease Losses” on page 27 of the Amendment in response to the Staff’s comments.

     5. We refer to Note 23, “Subsequent Events” on page 90 that states FBB sold its 50% interest in its commercial finance joint venture, m2 Lease Funds, LLC in January 2004 resulting in a pre-tax gain of $973,000. Disclose the expected effects of this sale on the Company’s future results of operations, cash flow and liquidity.

          In response to the Staff’s comment, the Corporation has added a new subsection, “MD&A – Recent Developments – Sale of m2 Lease Funds,” on page 26 of the Amendment.

Mr. Mark Webb
June 24, 2005

Allowance for Loan Losses – page 35

     6. We refer to your response to Comment 18 and to the statement on page 35 that management regularly revises its methodology to provide greater precision in assessing risks related to the loan and lease portfolio. In this regard, please explain to us and include in this section the following information regarding your methodology for determining the adequacy of the loan loss allowance which resulted in a reduction of $540,000 to the allowance in 2004:

•	Discuss how the changes in methodology, which include historical charge-off migration analysis, have resulted in improved historical trends in non-performing loans and charge-offs. Include in your discussion the following:

•	State how you considered the charge-off experience during the last five years in your analysis, including the charge-offs for $3.2 million in 2002.

•	Describe how you considered the greater risks inherent in the commercial mortgages and construction and commercial loans originated by the Bank as compared to home mortgage originations. Refer to the “Loan Portfolio Risk” section on page 4.

•	State how you included in your valuation analysis the 8% increase in the total loan portfolio over 2003 of which commercial real estate loans and commercial loans are 45% and 20%, respectively of the loan portfolio. Refer to the “Loan Portfolio Composition” section on page 6.

•	Discuss what you mean by improvement in collateral value of three substandard loans and leases and how this improvement was determined.

          In determining the adequacy of the loan and lease loss allowance the Corporation uses a multi faceted approach.

          The Corporation uses an historical charge-off migration analysis that analyzes the most recent five years of net charge-offs and traces the migration of the risk rating from origination through charge-off. The historical percentages of the net amounts charged-off for each risk rating, for each subsidiary are averaged for the five year period. The annual percentages are weighted with the most recent year weighted the greatest. The improved trend of charge-offs directly affects the reserve because as the year, 2002, with the greatest amount of charge-offs moves further into the past, the weighting is reduced. These percentages are then applied to the current loan and lease portfolio for this portion of the Allowance for Loan and Lease Losses.

          The Corporation also considers other factors in determining the overall adequacy of the allowance for loan and lease losses. The risks inherent in the mix of the portfolio reflective of the weighting toward commercial and commercial real estate lending is among those factors. In addition, the loan and lease portfolio is examined for any material concentrations and additional

Mr. Mark Webb
June 24, 2005

reserves have been established in an amount that, based on the experience of senior management, is adequate to cover concentration risk.

          Collateral values supporting loans and leases that are classified as substandard are regularly updated. In the event there is a shortfall of collateral value as compared to the carrying value of the loan or lease a specific reserve would be established. There were three loans and leases that required specific reserves as of December 31, 2003 that experienced relative improvement in the collateral value versus the carrying value. This was primarily due to updated appraisals from vendors that have experience in valuing the type of collateral combined with the continuation of payments from the borrower which further reduced the carrying value of the loan and leases.

          The lower calculated reserve based on the charge-off migration model, improvements in non-performing loans and leases as well as improved collateral positions on substandard loans more than offset the effect on the allowance calculation due to growth in the commercial and commercial real estate categories of our loan portfolio.

          The Corporation has also revised the referenced subsection on pages 44-45 of the Amendment in response to the Staff’s comments.

Liquidity and Capital Resources – page 38

     7. We refer to the “Deposits” section on page 14 which states you had $258 million of time deposits composed of brokered certificates of deposits as of December 31, 2004 of which approximately $99 million mature within the next twelve months. Considering brokered deposits are 54% of total deposits, discuss in this section the potential effects on liquidity and funding and any contingency plans for other funding sources considering these deposits may not roll over and continue with the bank.

          The Corporation has revised the fourth paragraph of “Liquidity and Capital Resources” on page 47 of the Amendment in response to the Staff’s comments.

Financial Statements for the Years ended December 31, 2004 and 2003 – page 49

Note 1. Summary of Significant Accounting Policies and Nature of Operations – Interest on Loans – page 58

     8. We refer to the statement that interest on loans is accrued on a daily basis using the simple interest method. In this regard, explain to us the basis for using this method to record interest instead of the effective interest method prescribed by paragraph 19 of SFAS 91 computed by calculating a constant effective yield.

          The Corporation has revised the referenced footnote on page 68 of the Amendment so that it accurately reflects the fact that the Corporation does not use the simple interest method and

Mr. Mark Webb
June 24, 2005

does calculate interest in accordance with SFAS 91. Furthermore, we refer you to the paragraph in Note 1 to the 2004 consolidated financial statements captioned “Loan and Lease Origination Fees.”

Note 1. Summary of Significant Accounting Policies and Nature of Operations – Derivative Instruments – page 58

     9. We refer to your response to Comment 32 and revised disclosure in the footnote. As requested previously, please revise here and in MD&A, as appropriate, to discuss the following regarding how you account for derivative instruments that qualify for hedge accounting under SFAS 133:

•	Describe the quantitative measures of correlation you use to assess effectiveness of each hedge on an ongoing basis.

•	Disclose when you perform these assessments on an interim or annual basis.

•	Disclose in what specific line items in the income statement you present the gains and losses relating to hedge ineffectiveness in the statements of income and explain why that presentation is appropriate.

          The Corporation has revised the last two paragraphs of the referenced footnote section on page 70 of the Amendment in response to the Staff’s comments.

Note 1. Summary of Significant Accounting Policies and Nature of Operations – Pro Forma Stock Option Information – page 61

     10. Please explain why you do not consider expected volatility as part of the assumptions you use for determining the fair value of the options granted using the Black-Scholes option-pricing model. Refer to paragraph 19 and 141 of SFAS 123.

          At the time the incentive stock options were granted, the Corporation’s equity securities were not traded in a public market, either on an exchange or in the over-the-counter market, and the Corporation had not made a filing with a regulatory agency in preparation for a sale of any class of equity securities in a public market. Therefore the Corporation believes that it is to be regarded as a nonpublic entity for purposes of SFAS 123. Pursuant to paragraph 20 of SFAS 123 a nonpublic entity need not consider the expected volatility of its stock over the life of the option. In the future, once the Corporation is considered to be a public company, then volatility will be considered in the calculation of fair value.

Mr. Mark Webb
June 24, 2005

Note 2. Restatement of Prior Year’ Consolidated Financial Statements – page 63

     11. Please explain in the footnote or in MD&A, as appropriate, why the major impact of the restatement resulted in an increase in the fair value of the written option in 2003 of $1.3 million with minimal effects in 2002.

          The Corporation has revised MD&A to provide responsive disclosure in the third paragraph of its new section, “Written Options,” on page 35 of the Amendment.

Note 3. Written Option – page 65.

     12. We refer to your response to Comment 41. As described in your response letter, please state in the footnote that the written Conversion Option sold to the BBG minority shareholders was dual indexed so that the monetary value of the options:

•	Increased in relation to the increases in the fair value of FBSF’s common stock as compared to FBSF’s book value.

•	Decreased in relation to the increases in the fair value of BBG’s shares as compared to BBG’s book value.

          The Corporation has revised the first paragraph of the referenced footnote on page 78 of the Amendment in response to the Staff’s comments.

     13. Disclose the business reasons for providing a dual index on the value of the options and how this has affected the methodology used to value the options on the date issued, when the options were modified in 2002 and when they were exercised in 2004.

          The Corporation has revised MD&A to provide responsive disclosure in the first paragraph of its new section, “Written Options,” on page 35 of the Amendment.

     14. We refer to the second paragraph of the footnote that states “ It was determined” that on the date the conversion option was sold, it had a fair value of $9.60 per share. Please revise this statement to disclose:

•	Who determined the fair value of the option and their qualifications to perform the valuation.

Mr. Mark Webb
June 24, 2005

•	What was the methodology used to fair value the option since there was no market for the BBG stock or the option. We also note that the options had no cash or settlement value.

•	What were the basic assumptions used to fair value the BBG option considering:

•	The option was dual indexed to the fair value of the FBSF common shares and the BBG common shares.

•	FBSF owned 51% of BBG and therefore its consolidated financial statements included BBG’s operations and assets.

•	The effects on the value of the option due to the modifications in November 2002 extending the initial exercise date to April 1, 2004

          The Corporation has revised MD&A to provide responsive disclosure in the second paragraph of its new section, “Written Options,” on page 35 of the Amendment.

     15. You state the free standing options are not within the scope of SFAS 133 and the factors in paragraphs 12(a) through (12(c) of SFAS 150. You also state that based on the guidance in EITF Issue 00-19, EITF Issue 01-6 and EITF Issue 00-6, the free-standing options would not qualify as equity instruments. In this regard, please discuss the following:

a)	Explain to us how you determined that SFAS 150 is not applicable considering the option appears to comply with the requirements of paragraph 12.b of SFAS 150. Although the option is dual indexed to the fair value of FSBS and BBG common shares:

•	They appear to rely predominantly on the variations in the fair value of FSBS common stock, which has determinable value based on private trading activity.

•	FSBS includes in its consolidated financial statements the operations of BBG, to which the fair value of the BBG common shares serves as an index of the value of the option.

•	The BBG Conversion Option was part of the consideration in the purchase of the majority interest of BBG by FBSF and should be classified according to SFAS 150. Refer to paragraph 16 of SFAS 150.

b)	Describe to us the specific sections of the various EITF Issues that you cite which provide the accounting guidance you used to account for the specific characteristics of the Conversion Option, including the dual indexed valuation basis for the options.

Mr. Mark Webb
June 24, 2005

c)	Tell us why you consider that SFAS 133 is not applicable to this option. Although paragraph 11.a.1 of SFAS 133 scopes out contracts issued by a company that are indexed to its own stock we note that DIGS Statement 133 Implementation Issue C8, “Scope Exceptions: Derivatives that are indexed to both an Entities own stock and Currency Exchange Rates” states that:

•	Paragraph 286 of SFAS 133 provides the rationale for why contracts that provide for settlement in shares on an entities stock but are indexed in part or in full to something other than the entities stock are to be accounted for as derivatives if the contracts satisfy the criteria in paragraphs 6 to 9 of SFAS 133.

•	Paragraph 286 makes it clear that paragraph 11(a)(1) of SFAS 133 should be understood as being applicable to contracts indexed only to the issuers own stock.

Management responds as follows:

          Upon formation of BBG (the subsidiary), the investment by the minority shareholders included receipt of a 49% interest in BBG and written options that were issued by FBFS (the parent). The Corporation has evaluated these options under SFAS 133 and SFAS 150 and concluded that they are not within the scope of those pronouncements. However, as discussed during our conference call with Edwin Adames of the SEC staff on June 14, we wish to emphasize that the accounting treatment we have applied in our restated financial statements is identical to the treatment that would have been required if we concluded that the options were subject to the guidance in either SFAS 133 or SFAS 150 (i.e., the options have been marked to fair value each period through earnings). Additionally, please note that our auditors consulted with Carmen Bailey in KPMG’s Department of Professional Practice in connection with our evaluation of the appropriate accounting treatment for the written options as presented in our restated financial statements. The following discussion responds to your comments concerning our consideration of the applicability of SFAS 133 and SFAS 150.

Comment 15(a)

          Under the terms of the written options, each minority shareholder in BBG was entitled to sell (put) its shares of BBG to FBFS (BBG’s parent) in exchange for a variable number of FBFS shares. The exchange ratio was based on a formula specified in the option agreement whereby the minority shareholders would receive a variable number of FBFS shares with a book value equivalent to the book value of the BBG shares tendered in the exchange. The written option may be settled through the issuance of a variable number of FBFS common shares, so we were required to evaluate the option under paragraph 12 of Statement 150. Paragraph 12 of SFAS 150 provides the following guidance:

12. A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may

Mr. Mark Webb
June 24, 2005

settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a)	A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b)	Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)

c)	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

The monetary value of the written options was not based on a fixed monetary amount known at inception, so the options were not within the scope of paragraph 12(a) of SFAS 150.

          Paragraph 5 of Statement 150 specifies that “issuer’s equity shares” includes the equity shares of any entity whose financial statements are included in the consolidated financial statements. As described in the following paragraphs, the monetary value of the written options was dual-indexed to changes in the fair values of FBFS (parent) shares and BBG (subsidiary) shares. Therefore, the monetary value of the written options was not solely or predominantly based on variations in something other than the issuer’s equity shares and the options were not within the scope of paragraph 12(b) of SFAS 150.

          For purposes of evaluating whether the written options were within the scope of paragraph 12(c) of SFAS 150, we were required to consider how changes in the fair value of both FBFS (parent) shares and BBG (subsidiary) shares impact the monetary value of the written options. The written options were dual indexed such that (1) the monetary value of the options increases as the fair value of FBFS shares increases in relation to the book value of the FBFS shares and (2) the monetary value of the options increases as the fair value of BBG shares decreases in relation to the book value of the BBG shares.

     With respect to the FBFS shares, the holders of the options are in a “long” position such that the holders’ payoff would increase if the fair value of FBFS shares increases in relation to their book value (i.e., monetary value varies directly with the fair value the FBFS shares). In contrast, with respect to the BBG shares, the holders of the options are in a “short” position such that the holders’ payoff would increase if the fair value of BBG shares decreases in relation to their book value (i.e., monetary value varies inversely with the fair value of the BBG shares). Paragraph 12 of SFAS 150 required that we determine whether the monetary value is predominantly based on the inverse relationship with the BBG shares. The term “predominantly” is not defined in SFAS 150,

Mr. Mark Webb
June 24, 2005

however, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, a publication of KPMG’s Department of Professional Practice, provides the following guidance in paragraph 5.025:

“. . . we believe the term predominantly is similar to the concept of more likely than not (i.e., greater than 50%) such that if, at inception, it is more likely than not the instrument will settle in such a way that the monetary value will equal (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the issuer’s equity shares, or (c) variations inversely related to changes in the fair value of the issuer’s equity shares, the instrument may be within the scope of paragraph 12 of Statement 150.”

          Because the monetary value of the written options varies directly with the fair value of the FBFS shares and inversely with the fair value of BBG shares (in relation to their respective book values), we concluded that the monetary value of the options was based equally on both relationships. That is, we did not believe the monetary value of the options was predominantly based on the inverse relationship to the value of BBG shares. As such, we concluded that the instrument was not within the scope of paragraph 12(c) of SFAS 150.

          One aspect of the staff’s comment addresses the applicability of the scope exception in paragraph 16 of SFAS 150 relating to arrangements accounted for as contingent consideration in a business combination. As noted above, we have concluded that the written options are not within the scope of SFAS 150, so that scope exception in paragraph 16 would not be applicable. Additionally, the written options were issued during 2000 in connection with the minority shareholders’ initial investment upon formation of an entity that did not yet meet the definition of a business as defined in EITF 98-3; they were not issued in connection with a business combination.

Comment 15(b)

          We considered the guidance in EITF 00-6 for purposes of determining the accounting treatment for the written options because the options were issued by FBFS (the parent) and were partially indexed to the stock of a consolidated subsidiary. Specifically, we accounted for the written options in accordance with the following guidance from paragraph 8d of EITF 00-6:

“The Task Force also discussed written options (that is, options sold by the parent that permit the option holder to buy or sell shares of the subsidiary), but was not asked to reach a consensus. The SEC observer noted the SEC staff’s longstanding position that written options initially should be reported at fair value and subsequently marked to fair value through earnings.” [emphasis added]

          Additionally, we considered EITF 00-6, EITF 01-6, paragraph 286 of SFAS 133, and DIG Issue C8 in the manner described in the SEC staff’s comment 15(c). Consistent with the analysis described in that comment, we concluded that the written options were not “indexed to

Mr. Mark Webb
June 24, 2005

FBFS’s own stock” because they were partly indexed to the stock of a consolidated subsidiary. Unlike SFAS 150, which considers shares of a consolidated subsidiary to be the “issuer’s equity shares,” EITF 00-6 specifies that the stock of a subsidiary is not considered equity of the parent for purposes of evaluating the exception in paragraph 11(a) of Statement 133. We also considered the guidance in EITF 00-19 and concluded that it did not apply because the written options were not indexed solely to FBFS’ own stock. However, notwithstanding the considerations in this paragraph regarding the exception in paragraph 11(a) of Statement 133, we ultimately concluded that the written options did not meet the definition of a derivative (as described below).

Comment 15(c)

          We agree with this comment that the written options would not meet the exception in paragraph 11(a) of SFAS 133 (see discussion in previous paragraph). However, we concluded that the written options were not within the scope of SFAS 133 because they did not meet the net settlement criterion in paragraph 6(c). The written options required physical settlement and the underlying BBG shares acquired by the Corporation upon exercise were not readily convertible to cash.

Note 8. Loan and Lease Receivables and Allowance for Loan and Lease Losses – page 69

     16. We refer to the statement on page 71 that there were no impairments of residual value of leased property during 2004 and 2003. We note the “Classified Assets” section on page 11 states the lessee of a $1.1 million net investment is in the process of liquidation and the plan indicates that all creditors will be made substantially whole. In this regard, to the extent that the residual value of the lease may not be totally recoverable, please explain why you have not recorded any impairments to the residual value on this lease. Discuss particular facts and circumstances supporting your accounting determination(s) for the periods presented.

          The impaired lease with a net investment amount of $1.1 million is due from a lessee that is currently in the process of liquidating its assets. The facts and circumstances surrounding this liquidation were apparent only for the 2004 reporting period. The lease was originated in February 1999, and at that time the Corporation estimated the residual value as of the contractual maturity in 2009 to be $189,000. As of December 31, 2004 the carrying amount of the residual value was $116,000. The Corporation expects to receive approximately $750,000 as a result of the forced liquidation of the equipment and remain an unsecured creditor for the remaining balance. The Corporation believes that there are sufficient unencumbered assets of the subject lessee to pay all remaining unsecured creditors upon liquidation. The Corporation has not determined that a loss is probable. As a result the Corporation did not record an impairment of the residual value nor did it establish a specific reserve for a credit loss.

Mr. Mark Webb
June 24, 2005

Note 12. Borrowed Funds – page 73.

     17. Please explain the origin of the Trust Preferred Securities for $10 million in 2003. We note that these securities did not appear in 2003 in this table in Amendment No. 1 to the prior Form 10 that was withdrawn. Revise this footnote and any other relevant portion(s) of the document as necessary.

          In December 2001 the Corporation established FBFS Statutory Trust I (the “Trust”). The Trust had issued $300,000 of common securities and sold $10.0 million of preferred securities. With the proceeds, the Trust purchased $10.3 million of Junior Subordinated Debentures of the Corporation. As reflected in the Corporation’s prior Registration Statement on Form 10, dated December 17, 2004, that was withdrawn, the Trust was consolidated into the Corporation and the $10.0 million of preferred securities was reported as a liability separate from Borrowed Funds for the reporting periods 2001, 2002 and 2003. For the reporting periods beginning with 2004 the Corporation is prospectively applying FIN 46R and deconsolidating the trust. The result is that the Corporation is reporting the $10.3 million of Junior Subordinated Debentures as Borrowed Funds. As reflected in the Registration Statement and the Amendment, the Corporation included the $10.0 million of preferred securities as Borrowed Funds for prior reporting periods to reflect the substance of the liability and to be relatively consistent with current reporting requirements.

     18. We note the prior Form 10 that was withdrawn stated in this section the Company entered into an interest rate swap in 2001 to hedge the interest rate of Debentures related to Preferred Securities. The fair value of the hedge was a $678,000 unrealized loss at December 31, 2003. Please explain to us where the disclosure related to this interest rate swap is included in the current Form 10. We note that Note 19, “Derivatives and Hedging Activities” states that no derivatives were terminated prior to maturity during 2004, 2003 or 2002.

          As noted by the Staff, the specific disclosure related to the swap was removed. All derivative transactions are listed in “Note 19 to the Consolidated Financial Statements – Derivatives and Hedging Activities.” The derivative specifically hedging the variable interest rate of the Debentures related to the Preferred Securities is the cash flow hedge that is a pay – fixed interest rate swap with a notional amount of $10.0 million maturing December 2006.

Note 16. Income Taxes – page 80

     19. Please explain why you included the ability of FBFS to sell earning assets to BBG’s bank subsidiary in your consideration as to whether the tax benefits of the NOL carryforwards are probable being realized in full.

Mr. Mark Webb
June 24, 2005

          The Corporation has listed several items that support the view that full realization of the tax benefits of NOL carryforwards is probable. Included among them is the ability of FBFS to sell earning assets to FBB – Milwaukee. As sole shareholder of each subsidiary bank the Corporation may direct the sale of assets between the subsidiary banks for the purpose of providing an increase in net income as a means of utilizing the NOL carryforwards before expiration. This tax strategy would be employed only if future earnings appear to be insufficient.

Note 17. Commitments, Contingencies, and Financial Instruments with Off-Balance Sheet Risk – page 82

     20. We refer to your response to Comment 23 that states you recorded an estimated liability for state income taxes under audit “within a range of possible settlement amounts”. You also state the Company does not expect the resolution of this matter to materially affect the consolidated results of operations and financial position beyond the amount accrued. In this regard, please include a probability assessment, based on the criteria in paragraph 3 of SFAS 5, regarding the likelihood that the future liability will occur. Disclose the expected effects of the tax contingency on future cash flows of an unfavorable outcome.

          The Corporation has revised the final paragraph of “Note 16 to the Consolidated Financial Statements – Income Taxes,” on pages 96-97 of the Amendment in response to the Staff’s comments.

Note 19. Derivatives and Hedging Activities – page 85

     21. With a view toward helping us understand how your accounting for and better evaluate your disclosure of hedging activities, please tell us how you determined that each type of derivative instrument you have classified as a fair value or cash flow hedge met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28, and 29 of SFAS 133. Specifically address the following for each type of derivative instrument:

•	Tell us when and how you identify the hedge instrument and the hedged item;

•	Tell us how you designed the effectiveness testing for each type of derivative;

•	Provide us with a table that for each type of derivative instrument you held identifies whether you use the long-haul method, the short-cut method or matched terms;

•	While we note you did not terminate any derivatives prior to maturity during the last three fiscal years, tell us how you would determine when a hedge must be discontinued because of changes in the hedged instrument. Explain how you

Mr. Mark Webb
June 24, 2005

evaluate modifications in the hedged item and the guidance you relied on for making such a determination. Explain how you considered whether the fair value of the derivative was other than zero in making such determinations;

•	If you aggregate similar assets and liabilities and hedge as a portfolio, please discuss the risk exposure they share and how you test for proportionality. Clearly explain the extent to which you are aggregating and why you believe such aggregating is appropriate;

•	Describe the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis. Explain how often you assess and how often you back test and how these determinations have resulted in no hedge ineffectiveness for the periods presented.

          The Corporation has determined that each derivative has met and continues to meet the requirements for hedge accounting as required by SFAS 133.

          Pursuant to paragraphs 20 and 21 of SFAS 133 the Corporation formally documents the hedging instrument and the callable fixed rate interest bearing liabilities being hedged at the inception of the fair value hedges. In order to determine and assume no ineffectiveness the Corporation has utilized callable receive–fixed interest rate swaps which have terms that exactly match the hedged items. For each hedge the hedged item is a portfolio of liabilities that have exactly the same terms, therefore proportionality does not need to be tested. Therefore at inception the Corporation has utilized the short-cut method for all of the fair value hedges. On at least a quarterly basis the hedged liabilities are verified for consistency with original terms and amounts and the credit worthiness of the counterparty is reviewed for adverse changes and without a material adverse change in the hedged liability or creditworthiness of the counterparty the Corporation continues the assumption of no ineffectiveness.

          Pursuant to paragraphs 28 and 29 of SFAS 133 the Corporation formally documents the hedging instrument and floating rate interest bearing liabilities being hedged at the inception of the cash flow hedges. In order to determine and assume no ineffectiveness the Corporation has utilized pay–fixed interest rate swaps which have a notional amount and other terms that exactly match the hedged items. For each hedge the hedged item is a single liability or a portfolio of liabilities that have exactly the same terms, therefore proportionality does not need to be tested. Therefore at inception the Corporation has utilized the short-cut method for all of the cash flow hedges. On at least a quarterly basis the hedged liabilities are verified for consistency with original terms and amounts and the credit worthiness of the counterparty is reviewed for adverse changes and without a material adverse change in the hedged liability or creditworthiness of the counterparty the Corporation continues the assumption of no ineffectiveness.

     22. We refer to the “Derivatives” section of MD&A on page 27 that states you estimate the fair value of derivatives and the hedged assets based on assumptions regarding

Mr. Mark Webb
June 24, 2005

yield curves and forward yield curves. Please explain to us and disclose in the “Derivatives” section of MD&A how the flattening of the yield curve for longer-maturity Treasury Securities during the first three quarters of 2004 has affected the effectiveness of your fair value hedges.

          The Corporation has revised the fifth paragraph of the “MD&A – Results of Operations – Comparison of Years Ended December 31, 2004 and 2003 – Net Interest Income” on page 33 of the Amendment in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm – page 91

     23. Please tell us the basis for not including an Accountants Report on Management’s Assessment of Internal Control over Financial Reporting as required by Rule 2-02(f) of Regulation S-X. Also explain why Management’s annual report on internal control over financial reporting has not been filed as required by Item 308 of Regulation S-K. Please consider disclosing your current and future requirements for complying with the above in your revised business section of your next amendment.

          The annual report on internal control over financial reporting specified in Item 308 of Regulation S-K, and accompanying attestation of independent accountants described in Item 308(b) and in Rule 2-02(f) of Regulation S-K, are not required under the instructions to Form 10, and therefore have not been included in the filing. The timing of the Corporation’s compliance obligation pursuant to Release No. 33-8545 is set forth on p. 22 of the filing and, as suggested by this comment, the amendment includes a statement of the Corporation’s intent to effect timely compliance.

Very truly yours,
/s/ John M. Olson

John M. Olson

cc:	Edwin Adames
John P. Nolan
Kathryn McHale Securities and Exchange Commission
Jerome J. Smith
Corey Chambas
James Ropella
Joan LaCroix First Business Financial Services, Inc.
Mark T. Plichta Foley & Lardner LLP
Richard A. Brown KPMG LLP